G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-21373

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.research, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph L. Fernandez	(914) 921-5216	jfernandez@gabelli.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd St., 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/23/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joseph L. Fernandez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.research, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Financial & Operations Principal

Peter D. Goldstein
Notary Public, State of New York
Registration No. 02GO4771798
Qualified in Westchester County
My Commission Expires April 22, 2026

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2023

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of G.research, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.research, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

New York, New York
April 4, 2024

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents	$	1,574,284
Receivables from affiliates		497,612
Deposits with clearing organizations		350,000
Receivables from brokers and clearing organizations		303,896
Fixed assets, net of accumulated depreciation of $70,780		5,050
Other assets		109,857
Total assets	$	2,840,699
Liabilities and member's capital		
Liabilities:		
Compensation payable	$	162,756
Income tax payable		14,602
Accrued expenses and other liabilities		439,569
Total liabilities		616,927
Member's capital:		
Common stock, $.01 par value; 200 shares authorized, issued and outstanding		2
Additional paid-in capital		47,391,220
Accumulated deficit		(45,167,450)
Total member's capital		2,223,772
Total liabilities and member's capital	$	2,840,699

See accompanying notes.

A. Organization and Business Description

G.research, LLC (the "Company") was previously a wholly-owned subsidiary of Institutional Services Holdings, LLC, a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"). On October 31, 2019, AC closed a transaction whereby Morgan Group Holding Co. ("Morgan Group") acquired the Company in exchange for issuing 50,000,000 shares of Morgan Group common stock to AC. Accordingly, G.research, LLC became a wholly owned subsidiary of Morgan Group (the "Parent"). After the transaction, AC had an 83.3% ownership interest in Morgan Group.

The Company had become a subsidiary of AC effective November 30, 2015, subsequent to a spin-off transaction from GAMCO Investors, Inc. ("GAMI"); it was a majority-owned subsidiary of GAMI prior to that date. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients, and retail customers of affiliated companies. The Company also earns investment income generated from its proprietary trading activities.

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by three New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers.

This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States of America ("U.S.").

B. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as a cash equivalent. Cash equivalents consist of an

affiliated money market mutual fund (The Gabelli U.S. Treasury Money Market Fund), which is invested solely in U.S. Treasuries.

Deposits with Clearing Organizations

Deposits with clearing organizations represents restricted cash held at the clearing organizations.

Segment Analysis

The Company is one segment for reporting purposes.

Fair Value of Financial Instruments

All of the instruments within cash equivalents are measured at fair value. Cash equivalents include an affiliated money market mutual fund which is invested solely in U.S. Treasuries. U.S. Treasury Bills with maturities of three months or less at the time of purchase are also considered cash equivalents and are valued using unadjusted quoted market prices.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note D, Fair Value, for further details on the fair value hierarchy.

Receivables from Affiliates

Receivables from affiliates consist of receivables from certain affiliates for expenses paid on their behalf. See Note C.

Income Taxes

The Company, a single member LLC disregarded as a separate entity from its wholly-owned Parent for income tax purposes, is included in the consolidated U.S. federal tax return and combined New York tax return of Morgan Group. The Company records a tax provision for separate company financial statement purposes. Usually, a single member LLC would not record a tax provision.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets

and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740 on the basis of a two-step process: (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax benefit on the Statement of Operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during that reporting period. Actual results could differ from those estimates.

Credit Losses

The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Any allowance for credit losses are deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

C. Related Party Transactions

At December 31, 2023, the Company had an investment of $1,556,126 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2023, the Company earned approximately 68% of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GAMI.

The Company's rent is currently being accounted for on a month-to-month basis. GAMI allocates this expense to the Company based on the percentage of square footage occupied by the Company's employees (including pro rata allocation of common space). Pursuant to the arrangement, GAMI and its affiliates shall pay a monthly fixed lease amount for the twelve month contractual period.

GAMCO provides the Company with shared office space, human resources and payroll services, information technology support, the cost and expense of which are determined pursuant to an allocation schedule that is periodically reviewed.

The Company provides payment services for its parent, Morgan Group.

The Parent is dependent on the operations of the Company for its day-to-day funding needs. The Parent's ability to continue as a going concern is dependent on its ability to satisfy its obligations under two related party loans for $400,000 and $225,000 set to mature on December 31, 2024 and August 31, 2025, respectively ("the Loans"). Absent a further extension of the maturity dates of the Loans or a capital infusion, the Parent will rely on the operations of the Company to provide the funds needed to repay the Loans when they mature. While the Company expects to have sufficient funds to meet operating obligations, there is uncertainty as to the Parent's ability to repay the Loans at their stated maturity dates.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recovery of the Company's assets and the satisfaction of liabilities in the normal course of business.

D. Fair Value

The Company's financial instruments have been categorized based upon a fair value hierarchy:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.

- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Cash equivalents	$ 1,556,126	-	-	$ 1,556,126
Total assets at fair value	$ 1,556,126	$ -	$ -	$ 1,556,126

There were no transfers of assets between levels during the year ended December 31, 2023.

The carrying amounts of the Company's other financial assets and liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

E. Retirement Plan

The Company maintains its own incentive savings plan (the "Plan") sponsored by its Parent covering substantially all employees. Company contributions to the Plan are determined annually by the Morgan Group Board of Directors, but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

The plan was determined to be top- heavy for 2023. A plan is deemed top-heavy when more than 60% of plan balances are attributable to key employees. Accordingly, a minimum contribution must be allocated to the non-Key employees equal to the lesser of 3% of compensation *or* the highest percentage of compensation received by any Key employee for the plan year.

F. Income Taxes

The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from Morgan Group using a benefits for loss approach such that net

tax attributes are utilized in the tax return of Morgan Group. This is the case even if the Company would not otherwise have realized those tax attributes.

The Company has reported net deferred tax assets of $701,521, which primarily relate to Federal and state net operating losses and accrued liabilities. As of December 31, 2023, the Company has recorded a valuation allowance of $701,521 against its net deferred tax assets. Management has determined that it is not more likely that not that these net deferred tax assets will be realized.

G. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify its clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2023, the total amount of customer balances subject to indemnification (i.e., unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's Statement of Financial Condition.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to

paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made, or cash dividends may not be paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $1,228,714, exceeding the required amount of $250,000 by $978,714 at December 31, 2023.

I. Subsequent Events

Subsequent events have been evaluated through the date the Statement of Financial Condition was issued. There have been no subsequent events that require recognition or disclosure in the Statement of Financial Condition.